Exhibit 1

Navigator Holdings Ltd.

Results for the Three and Nine Months Ended September 30, 2022

Highlights

•

Navigator Holdings Ltd. (the “Company”) reported total operating revenues of $106.8 million for the three months ended September 30, 2022, an increase from $102.7 million for the three months ended September 30, 2021. Total operating revenues were $350.5 million for the nine months ended September 30, 2022, an increase from $274.2 million for the nine months ended September 30, 2021.

•

Net income was $2.4 million (earnings per share of $0.03) for the three months ended September 30, 2022, a decrease from $6.7 million (earnings per share of $0.10) for the three months ended September 30, 2021. For the nine months ended September 30, 2022, net income was $43.5 million (earnings per share of $0.56) compared to $9.7 million (earnings per share of $0.16) for the nine months ended September 30, 2021.

•

Adjusted EBITDA[1] was $49.1 million for the three months ended September 30, 2022, compared to $40.5 million for the three months ended September 30, 2021. Adjusted EBITDA[1] was $178.3 million for the nine months ended September 30, 2022, compared to $100.7 million for the nine months ended September 30, 2021.

•	Fleet utilization was 84.9% for the three months ended September 30, 2022, an increase from 84.0% for the three months ended September 30, 2021.

•	Debt was reduced by $36.6 million during the nine months ended September 30, 2022, with cash, cash equivalents and restricted cash standing at $157.1 million as of September 30, 2022.

•	The Company has agreed to sell its oldest vessel, Navigator Magellan, a 1998-built 22,000 cbm LPG carrier to a third party for $12.7 million. The sale is expected to be completed later this month.

•

On September 30, 2022, the Company entered into a 60/40 joint venture agreement with Greater Bay Gas Co. Ltd. with the intention to acquire a total of five ethylene capable liquefied carriers, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built vessels over the next twelve months for an aggregate purchase price of approximately $233.0 million.

•	The Company announced that its Board of Directors has authorized a new share repurchase plan enabling the Company to repurchase up to an aggregate of $50.0 million of the Company’s common stock.

•

The Company announced a project under its existing 50/50 joint venture with Enterprise Products Partners L.P. to expand its ethylene export terminal at Morgan’s Point. The Company expects to make cash contributions to the export terminal joint venture for construction commencing in the first quarter of 2023 and ending in 2024, at which time the expansion project is expected to begin commercial service.

Ethylene Export Terminal

Ethylene throughput for the third quarter of 2022 at the Ethylene Export Terminal totaled 189,142 metric tons, a reduction from the 268,444 and 267,110 metric tons throughput in Q2 and Q1 2022, respectively. This reduction was expected as the third quarter is normally the seasonally weakest period of the year. This year’s reduction was a result of an economic slowdown in Europe while Asian demand also remained muted due to ongoing COVID restrictions. Additionally, ethylene production rates were reduced during the third quarter, and both European and Asian inventory levels remained elevated throughout the third quarter, thus the geographical arbitrage was closed due to a tight global price spread. Looking ahead to the fourth quarter of 2022, October 2022 volumes significantly increased to 104,000 tons with another 79,000 tons expected for November, primarily as Asia reopens resulting in multiple cargoes being transported to the Far East for the first time since the second quarter of 2022.

Shipping Trends

During the third quarter of 2022, the handysize fully-refrigerated 12-month time charter rate assessment increased by $25,000 per calendar month (“pcm”) to $680 000 pcm and the handysize semi-refrigerated 12 month time charter rate assessment decreased by $5,000 per calendar month (“pcm”) to $695,000 pcm. Shipbroker reports are indicating an increase for both segments for the fourth quarter of 2022, with fully-refrigerated and semi-refrigerated vessels being quoted at $695,000 pcm and $715,000 pcm respectively.

Ethylene trends witnessed in the second quarter of 2022 continued into July and August with approximately 80% of U.S ethylene exports being transported to Europe and the remainder staying within the Americas. According to Kpler, October 2022 was the first month since November 2021 when most of the ethylene volume went to Asian destinations; 60% of the ethylene volume was shipped transpacific. The total ethylene volume exported from North America during the third quarter of 2022 was 237,000 metric tons (“mts”), an increase of 55,000 mts compared to the third quarter of 2021. North American ethylene exports reached their second-highest monthly exports during October 2022 at 121,000 mts with approximately two thirds of those tons being transported to Asian discharge ports. The seaborne transportation of higher ethylene export volumes and longer distances to discharge ports increases the demand for shipping, which benefits the Company’s handysize ethylene gas carrier segment.

Ethane continued its upward trend during the third quarter of 2022 reaching a record level of 732,000 mts exported during August 2022. 26% of that volume was transported on handysize gas carriers which was the highest level since the last peak during August 2021. U.S.-produced ethane remains one of the most competitive feedstocks for the production of ethylene. We are witnessing a renewed interest in U.S. ethane and ethylene from the international petrochemical industry as producers are seeking ways to remain competitive, either by maintaining their current production using naphtha, switching to cheaper petrochemical feedstocks, including U.S ethane or by importing the derivatives, such as ethylene.

Our vessels employed in the seaborne transportation of ammonia during the third quarter increased from seven to 10 vessels, comprising 25% of our handysize earnings days. Europe imported 613,000 mts of ammonia during October alone, which was a historic record. A record 126,000 mts or 20% of the ammonia volume was loaded in Asian ports, which is an emerging trend with handysize vessels carrying ammonia over significantly longer distances and is increasing our time charter coverage. 45% of our fleet is contracted for the next six months and 22% for the next 12 months. We believe there is an increasing demand for the seaborne transportation of LPG and ammonia for use in energy and food production, which is less sensitive to market fluctuations. The transportation of ammonia and LPG typically remains a time charter business and 12 of our vessels are currently on medium-term time charters.

Petrochemical demand is typically associated with global GDP and has a higher correlation to market volatility. However, U.S. petrochemicals remain competitive with international markets on a comparative basis which suggests that it will play an increasingly important role in balancing supply and demand, enabling areas which are experiencing cost-prohibitive domestic production to continue operation based on U.S. imports.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2022:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
	(in thousands)		(in thousands)
Net income	$7,079	$2,859	$10,942	$44,623
Net interest expense	10,064	12,996	27,910	36,488
Income taxes	446	426	781	1,490
Depreciation and amortization	24,054	32,842	62,800	95,661

EBITDA(1)	$41,643	$49,123	$102,433	$178,262
Foreign currency exchange gain on senior secured bonds	(1,372)	(5,117)	(1,710)	(12,558)
Unrealized loss/(gain) on non-designated derivative instruments	227	(2,541)	(51)	(12,437)

Adjusted EBITDA(1)	$40,498	$41,465	$100,672	$153,267

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Navigator Holdings Ltd. Announces Date for the Release of Third Quarter 2022 Results and Zoom Conference Call

Tomorrow, Wednesday, November 16, 2022 at 11:00 A.M. E.S.T., the Company’s management team will host a Zoom conference call and slide presentation to discuss the financial results.

Zoom Conference Call Details

Participants should register for the conference call and slide presentation through the following link:

https://us06web.zoom.us/webinar/register/WN_4tfytyysSeWTk5lYq55v0g

Or join by phone:
United States:	+1 929 205 6099
United Kingdom:	+44 330 088 5830

For a full list of US and international numbers available, please click on the link below:

International numbers

Webinar ID: 831 6550 1509

Passcode: 650795

The conference call and slide presentation will be available for replay on Navigator’s website (www.navigatorgas.com) under Key Dates and All Reports in the Investors Centre section.

Navigator Gas:

Investor Relations investorrelations@navigatorgas.com or randy.giveans@navigatorgas.com

Houston: 1201 Fannin St, Suite 262, Houston, Texas USA 77002. Tel: +1 713 373 6197.

London: 10 Bressenden Place, London, SW1E 5DH. Tel +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. On September 30, 2022, Navigator announced a new joint venture with Greater Bay Gas Co. Ltd. (“Greater Bay”), owned 60% by Navigator and 40% by Greater Bay. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture; or our Luna Pool collaborative arrangement;

•

our expectations regarding the financial success of our Greater Bay Joint Venture, the timing and costs of the anticipated vessel acquisitions by the Greater Bay Joint Venture and the financing thereof by the joint venture, and the anticipating timing, and financing, of our capital contributions to the Greater Bay Joint Venture;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction and the operational and financial benefits from the combined businesses and fleet; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2021	September 30, 2022

	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$157,097
Accounts receivable, net of allowance for credit losses of $1,221 (December 31, 2021: $1,105)	31,906	22,118
Accrued income	6,150	6,530
Prepaid expenses and other current assets	16,293	23,196
Bunkers and lubricant oils	13,171	12,849
Insurance receivable	6,857	3,073
Amounts due from related parties	16,736	12,826

Total current assets	215,336	237,689
Non-current assets
Vessels, net	1,763,252	1,673,802
Assets held for sale	25,944	8,144
Property, plant and equipment, net	330	172
Intangible assets, net of accumulated amortization of $426 (December 31, 2021: $387)	400	260
Equity method investments	150,209	147,580
Derivative assets	579	22,426
Right-of-use asset for operating leases	923	4,062
Prepaid expenses and other non-current assets	452	293

Total non-current assets	1,942,089	1,856,739

Total assets	$2,157,425	$2,094,428

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$201,650
Current portion of operating lease liabilities	381	202
Accounts payable	11,600	7,697
Accrued expenses and other liabilities	20,247	22,525
Accrued interest	5,211	3,496
Deferred income	18,510	20,990
Amounts due to related parties	224	1,312

Total current liabilities	204,743	257,872

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	604,790	447,941
Senior secured bond, net of deferred financing costs	67,688	55,320
Senior unsecured bond, net of deferred financing costs	98,551	98,845
Derivative liabilities	8,800	18,210
Operating lease liabilities, net of current portion	522	3,737
Amounts due to related parties	54,877	50,107

Total non-current liabilities	835,228	674,160

Total Liabilities	1,039,971	932,032
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,264,139 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	773
Additional paid-in capital	797,324	797,993
Accumulated other comprehensive loss	(253)	(604)
Retained earnings	316,008	359,513

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,157,675
Non-controlling interest	3,603	4,721

Total equity	1,117,454	1,162,396

Total liabilities and stockholders’ equity	$2,157,425	$2,094,428

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

Unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2022	2021	2022

	(in thousands except share and per share data)
Revenues
Operating revenue	$87,085	$93,960	$247,746	$300,231
Operating revenues - Unigas Pool	8,155	9,615	8,155	34,508
Operating revenue- Luna Pool collaborative arrangement	7,504	3,238	18,290	15,768

Total operating revenues	102,744	106,813	274,191	350,507

Expenses
Brokerage commissions	1,163	1,430	3,330	4,406
Voyage expenses	16,775	20,208	50,080	61,808
Voyage expenses – Luna Pool collaborative arrangement	4,772	3,643	14,567	15,183
Vessel operating expenses	34,948	38,663	90,766	115,342
Depreciation and amortization	24,054	32,842	62,800	95,661
General and administrative costs	7,988	6,137	19,732	19,050
Profit from sale of vessel	—	—	—	(358)
Other income	(98)	(60)	(258)	(258)

Total operating expenses	89,602	102,863	241,017	310,834

Operating income	13,142	3,950	33,174	39,673
Other income / (expense)
Foreign currency exchange gain on senior secured bonds	1,372	5,117	1,710	12,558
Unrealized (loss) / gain on non-designated derivative instruments	(227)	2,541	51	12,437
Interest expense	(10,134)	(13,166)	(28,074)	(36,857)
Interest income	70	170	164	369

Income/ (Loss) before income taxes and share of result of equity accounted joint ventures	4,223	(1,388)	7,025	28,180
Income taxes	(446)	(426)	(781)	(1,490)
Share of result of equity method investments	3,302	4,673	4,698	17,933

Net income	7,079	2,859	10,942	44,623
Net income attributable to non-controlling interest	(389)	(414)	(1,172)	(1,118)

Net income attributable to stockholders of Navigator Holdings Ltd.	$6,690	$2,445	$9,770	$43,505

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.10	$0.03	$0.16	$0.56
Diluted:	$0.10	$0.03	$0.16	$0.56
Weighted average number of shares outstanding:
Basic:	69,338,187	77,264,139	60,452,459	77,240,997
Diluted:	69,673,623	77,574,995	60,789,378	77,559,014

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2021	Nine Months ended September 30, 2022

	(in thousands)
Cash flows from operating activities
Net income	$10,942	$44,623
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	(51)	(12,437)
Depreciation and amortization	62,800	95,661
Payment of drydocking costs	(15,304)	(11,466)
Amortization of share-based compensation	1,094	670
Amortization of deferred financing costs	2,779	2,992
Share of result of equity method investments	(4,698)	(17,933)
Impairment of vessel	5,400	—
Profit from sale of vessel	—	(358)
Unrealized foreign exchange gain on senior secured bonds	(1,710)	(12,558)
Other unrealized foreign exchange gain	(32)	(443)
Changes in operating assets and liabilities		—
Accounts receivable	(9,548)	9,788
Insurance claim receivable	(6,123)	(2,229)
Bunkers and lubricant oils	(3,635)	322
Accrued income and prepaid expenses and other current assets	13,035	(7,283)
Accounts payable, accrued interest, accrued expenses and other liabilities	6,621	(979)
Amounts due to related parties	(764)	5,157

Net cash provided by operating activities	60,806	93,527

Cash flows from investing activities
Additions to vessels and equipment	(2,293)	(2,793)
Contributions to equity method investments	(4,000)	—
Distributions from equity method investments	13,700	20,562
Purchase of other property, plant and equipment	(232)	(36)
Cash acquired from investment in Ultragas	17,477	—
Net proceeds from sale of vessels	—	26,449
Insurance recoveries	411	6,013

Net cash provided by investing activities	25,063	50,195

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	18,000	—
Issuance costs of secured term loan facilities	(46)	—
Repayment of financing of vessel to related parties	(3,713)	(4,770)
Repayment of secured term loan facilities and revolving credit facilities	(53,554)	(106,078)

Net cash used in financing activities	(39,313)	(110,848)

Net increase in cash, cash equivalents and restricted cash	46,556	32,874
Cash, cash equivalents and restricted cash at beginning of period	59,271	124,223

Cash, cash equivalents and restricted cash at end of period	$105,827	$157,097

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$22,751	$33,820

Total tax paid during the period	$334	$1,420